UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2002

Creo Inc.
(Translation of registrant's name into English)

3700 Gilmore Way, Burnaby, BC, Canada V5G 4M1
(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F]
Form 20-F  [ ] Form 40-F  [X]

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes   [ ] No  [X]

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82 -

creo

Creo Inc.
3700 Gilmore Way
Burnaby, B.C.
Canada V5G 4M1

T: +1.604.451.2700
F: +1.604.437.9891

www.creo.com

News release

For immediate release

Creo Announces 2002 Third Quarter Financial Results
Company Returns to Profitability

Vancouver, BC, CANADA (August 7, 2002) - Creo Inc. (NASDAQ: CREO; TSX: CRE) ('Creo') today announced financial results for the quarter ended June 30, 2002, reported in U.S. dollars.

For the third fiscal quarter of 2002, Creo recorded revenues of $131.8 million compared to $130.1 million in the second fiscal quarter of 2002. Adjusted earnings for the third fiscal quarter of 2002 were $0.6 million or $0.01 per share (diluted) compared to an adjusted loss of $1.0 million or $0.02 per share (diluted) for the last quarter. This compares to revenue of $170.0 million and adjusted earnings of $10.0 million or $0.20 per share (diluted) for the same period a year ago. The adjusted results for the 2002 third quarter exclude restructuring and business integration costs, equity loss on investments, the amortization of intangible assets and their tax effects.

Under Canadian GAAP, the company reported a loss of $2.8 million or $0.06 per share (diluted) this quarter. In accordance with U.S. GAAP, Creo recorded a loss of $3.2 million or $0.06 per share (diluted) for the third fiscal quarter. Weighted shares outstanding (diluted) under U.S. and Canadian GAAP were 49,741,701 for the period.

"This quarter Creo returned to profitability on an adjusted basis and we strengthened our balance sheet. The improved earnings are due to better gross margins from increased product sales and higher investment income. Our revenue also increased slightly, primarily due to the positive effects of foreign currency exchange," stated Amos Michelson, chief executive officer of Creo. "Our North America business has been improving steadily throughout the year and we attained good results in Asia. We did experience some instability in the European market, but this was offset by the strengthening Euro."

For the nine months ended June 30, 2002, Creo achieved revenues of $401.4 million, compared to $513.3 million in the nine months ended June 30, 2001. Adjusted loss for Creo was $2.7 million or $0.06 per share (diluted) for the nine months ended June 30, 2002 excluding restructuring costs, business integration costs, equity loss on investments, royalty payments, the amortization of intangible assets and their tax effects. This compares to adjusted income of $32.8 million or $0.65 per share (diluted) for the same period a year ago.

In accordance with Canadian GAAP, the company recorded a loss of $24.9 million or $0.50 per share (diluted) for the nine months ended June 30, 2002 and under U.S. GAAP, Creo reported a loss of $36.8 million or $0.74 per share (diluted).

Mr. Michelson continued, "We are building upon our strategy for the small to mid-size printers by combining entry-level products, consumables bundling capability and leasing packages. While graphic arts capital spending has slowed this year, the competitive advantage of computer-to-plate systems and digital workflow is reinforced every day through the success of our customers."

Highlights

- Gross margins increased to 44.5 percent this quarter from 42.8 percent last quarter due to an increase in product sales.

- Cash and cash equivalents improved by $29.6 million to a balance of $62.9 million for the third quarter from $33.3 million in the second quarter, reflecting cash from operations of $21.2 million, debt repayment from Printcafe (net of investments) of $11.7 million, and foreign exchange and other effects of $1.7 million, offset by capital expenditures of $5.0 million.

- Creo introduced a new leasing program to customers in Europe. The company plans to expand third-party financing to other areas of the world where Creo does business. With this new leasing capability European customers can now combine their purchases of Creo prepress equipment into a single monthly lease payment as North American customers have done since 1999.

- In June, Creo signed a multi-million dollar agreement with DuPont Imaging Technologies to develop equipment for a new DuPont thermal color filter system to be used for manufacturing color filter components used in liquid crystal displays (LCDs).

- Creo signed a multiyear contract with Koenig & Bauer AG (KBA) for on-press thermal imaging technology. KBA agreed to have Creo as its exclusive supplier of thermal imaging heads for its 74 Karat digital offset press. Under the new agreement, Creo will also develop software and hardware for future applications in the digital printing market and provide technical support for KBA, the world's third-largest manufacturer of printing presses.

"This quarter we increased our cash balance by $29.6 million, primarily due to improved accounts receivable collections, the one-time repayment of half of the Printcafe debt, and the timing of customer prepayments," commented Mark Dance, chief financial officer and chief operating officer of Creo. "Operationally, accounts receivables decreased $5.5 million, offset by the strengthening Euro and deferred revenue increased by $7.4 million."

Outlook

For the fourth quarter ending September 30, 2002, Creo expects revenue between $132 and $136 million, and the company expects adjusted earnings per share between $0.01 and $0.03. Net operating expenses (excluding other income) for the fourth quarter are expected to be between $59 and $61 million.

"While we remain cautious about the second half of this calendar year, we see Europe stabilizing while Asia appears steady and the North American market is showing a slow upward trend," Mr. Dance concluded. "Barring a renewed slowdown in the global economy, we expect our results to improve as new products come to market and as capital spending in the graphic arts market recovers."

Conference Call

Creo will hold a conference call today, August 7, 2002, at 5:00 pm Eastern Time to review 2002 third quarter results and discuss the outlook for the following quarter. To participate, tune in to the web cast at http://www.creo.com/investors/index.asp. An audio replay will be available two hours after the call until August 9, 2002 at midnight Eastern Time. For replay dial 1-888-266-2081, access code 6075670 except International participants dial 1-703-925-2533, access code 6075670. A Web replay will also be available at http://www.creo.com/investors/index.asp.

About Creo

Creo is a world leader in solutions for the graphic arts industry. Core product lines include image capture systems; inkjet proofers; thermal imaging devices for films, plates and proofs; professional color and copydot scanning systems; and workflow management software. Creo is also an Original Equipment Manufacture supplier of on-press imaging technology, components for digital presses, and color servers for high-speed, print-on-demand digital printers. Creo trades under the symbols CREO on NASDAQ and CRE on the Toronto Stock Exchange. www.creo.com

© 2002 Creo Inc. The Creo product names mentioned in this document are trademarks or service marks of Creo Inc. and may be registered in certain jurisdictions. Other company and brand, product and service names are for identification purposes only and may be trademarks or registered trademarks of their respective holders. Data is subject to change without notice.

This release contains forward-looking statements within the meaning of the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements are based on management's current expectations and beliefs and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements.

These risks and uncertainties include the following: (1) technological changes or changes in the competitive environment may adversely affect the products, market share, revenues or margins of the business; (2) changes in general economic, financial or business conditions may adversely affect the business or the markets in which it operates; and (3) new regions and new products do not proceed as planned and may adversely affect future revenues. These risks and uncertainties as well as other important risks and uncertainties are described under the caption "Information Regarding Forward-looking Statements" and elsewhere in our Annual Report for the fiscal year ended September 30, 2001, as filed with the U.S. Securities and Exchange Commission and which are incorporated herein by reference. We do not assume any obligation to update the forward-looking information contained in this press release.
Tracy Rawa	Rochelle van Halm
Investor Relations	Media Relations (Headquarters)
T. +604.451.2700	T. +604.451.2700
F. +604.437.9891	F. +604.437.9891
IR@creo.com	rochelle.van.halm@creo.com

Creo Inc.
Statements of Adjusted Earnings (Loss)
(In millions of U.S. dollars except per share amounts)

Three months ended June 30		Three months ended March 31		Nine months ended June 30
2002 (unaudited)	2001 (unaudited)	2002 (unaudited)		2002 (unaudited)	2001 (unaudited)

Revenue	$131.8	$170.0	$130.1	$401.4	$513.3
Cost of sales	73.2	94.2	74.5	229.4	293.5
Gross profit	58.6	75.8	55.6	172.0	219.8
Research and development, net	17.9	20.5	17.2	54.7	55.3
Sales and marketing	23.8	26.2	23.9	72.3	73.6
General and administration	17.5	17.7	17.1	51.8	51.8
Other expense (income)	(1.4)	(0.1)	(1.3)	(3.4)	0.7
Adjusted operating income (loss)	0.8	11.5	(1.3)	(3.4)	38.4
Income tax expense (recovery)	0.2	3.2	(0.3)	(0.7)	10.7
Adjusted net operating income (loss)	0.6	8.3	(1.0)	(2.7)	27.7
Cash tax recovery from the amortization of intellectual property	-	1.7	-	-	5.1
Adjusted earnings (loss)	$0.6	$10.0	$(1.0)	$(2.7)	$32.8

Adjusted earnings (loss) per share - basic	$0.01	$0.21	$(0.02)	$(0.06)	$0.68
Adjusted earnings (loss) per share - diluted	$0.01	$0.20	$(0.02)	$(0.06)	$0.65

Reconciliation to Canadian GAAP earnings
Adjusted earnings (loss)	0.6	10.0	(1.0)	(2.7)	32.8
Business integration costs	(0.3)	(1.3)	(0.3)	(0.6)	(13.2)
Goodwill and other intangible assets amortization	(0.1)	(18.3)	(0.1)	(0.2)	(55.5)
Equity loss on investments	(0.5)	-	-	(0.5)
Restructuring - Iris and Creo America	(4.2)	-	-	(7.5)	-
Royalty arrangement	-	-	(15.8)	(15.8)	-
Tax related to reconciling items	1.7	0.3	0.1	2.4	3.1
Loss under Canadian GAAP	$(2.8)	$(9.3)	$(17.1)	$(24.9)	$(32.8)

Loss per share - Basic, Canadian GAAP	$(0.06)	$(0.19)	$(0.35)	$(0.50)	$(0.68)
Loss per share - Basic, U.S. GAAP (restated)	$(0.06)	$(0.39)	$(0.37)	$(0.74)	$(1.35)
Loss per share - Diluted, Canadian GAAP	$(0.06)	$(0.19)	$(0.35)	$(0.50)	$(0.68)
Loss per share - Diluted, U.S. GAAP (restated)	$(0.06)	$(0.39)	$(0.37)	$(0.74)	$(1.35)

The adjusted results exclude restructuring and business integration costs, goodwill and other intangible assets amortization, and royalty arrangement for Israeli government research and development funding and for U.S. GAAP purposes, stock compensation expense. The adjusted results are not prepared in accordance with generally accepted accounting principles (GAAP) since they exclude these costs. Methods of adjustment are not standardized under GAAP, and therefore adjusted results are unlikely to be comparable between companies. The adjusted results are provided to assist readers in evaluating the operating performance of the company's ongoing business and the items excluded are considered to be non-operational and/or non-recurring.

Creo Inc.
Consolidated Statements of Operations and Retained Earnings (Deficit)
(In thousands of U.S. dollars except per share amounts)

	Three months ended June 30		Nine months ended June 30
	2002 (unaudited)	2001 (unaudited)	2002 (unaudited)	2001 (unaudited)

Revenue

Product	$82,596	$116,799	$249,432	$356,119
Service	38,389	40,804	118,687	120,346
Consumables	10,782	12,401	33,300	36,876
	131,767	170,004	401,419	513,341
Cost of sales	73,169	94,173	229,365	293,497
	58,598	75,831	172,054	219,844

Research and development, net	17,899	20,503	54,697	55,360
Sales and marketing	23,851	26,226	72,342	73,672
General and administration	17,496	17,768	51,784	51,814
Other expense (income)	(1,433)	(137)	(3,347)	689
Restructuring	4,198	-	7,485	-
Operating income (loss) before undernoted items	(3,413)	11,471	(10,907)	38,309
Business integration costs	256	1,326	524	13,150
Goodwill and other intangible assets amortization	103	18,311	205	55,474
Royalty arrangement	-	-	15,846	-
Loss before income taxes and equity loss	(3,772)	(8,166)	(27,482)	(30,315)
Income tax expense (recovery)	(1,492)	1,105	(3,071)	2,515
Equity loss	470	-	470	-
Net loss	$(2,750)	$(9,271)	$(24,881)	$(32,830)

Loss per common share
- Basic and diluted, Canadian GAAP	$(0.06)	$(0.19)	$(0.50)	$(0.68)
- Basic and diluted, U.S. GAAP (restated)	$(0.06)	$(0.39)	$(0.74)	$(1.35)

Retained earnings (deficit), beginning of period	$(416,562)	$(3,235)	$(394,431)	$20,324
Net loss	(2,750)	(9,271)	(24,881)	(32,830)
Deficit, end of period	$(419,312)	$(12,506)	$(419,312)	$(12,506)

Creo Inc.
Consolidated Balance Sheets
(In thousands of U.S. dollars)

	June 30 2002 (unaudited)	March 31 2002 (unaudited)	September 30 2001 (audited)

Assets

Current assets
Cash and cash equivalents	$62,903	$33,290	$60,241
Accounts receivable	119,979	119,535	140,551
Other receivables	29,241	29,298	27,041
Inventories	92,626	88,761	99,438
Income taxes receivable	-	1,639	-
Future income taxes	11,994	11,994	11,034
	316,743	284,517	338,305
Investments	11,590	23,627	-
Capital assets, net	112,504	110,494	111,768
Goodwill and other intangible assets, net	4,075	4,178	-
Other assets	20,105	20,204	24,005
Future income taxes	23,619	16,730	13,629
	$488,636	$459,750	$487,707
Liabilities

Current liabilities
Short-term debt	$19,311	$17,265	$19,298
Accounts payable	62,242	55,737	60,707
Accrued and other liabilities	55,821	52,464	54,928
Income taxes payable	792	-	2,286
Future income taxes	-	451	1,200
Deferred revenue and credits	47,995	38,612	48,067
	186,161	164,529	186,486
Long-term liability	16,545	15,163	-
Future income taxes	2,624	2,540	2,556
	205,330	182,232	189,042
Shareholders' Equity

Share capital	696,174	695,685	691,955
Contributed surplus	2,060	2,060	2,060
Cumulative translation adjustment	4,384	(3,665)	(919)
Deficit	(419,312)	(416,562)	(394,431)
Total shareholders' equity	283,306	277,518	298,665
	$488,636	$459,750	$487,707

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CREO INC.

Date: August 8, 2002

/s/ Paul Kacir
Paul Kacir, Corporate Secretary